FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Acquisition of Domestic Property “Ohtemachi PAL Building”

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 11, 2011

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 11, 2011

MITSUI & CO., LTD.

By:	/s/ Junichi Matsumoto
Name:	Junichi Matsumoto
Title:	Executive Vice President
Chief Financial Officer

March 11, 2011

For Immediate Release

To whom it may concern

Mitsui & Co., Ltd.

Acquisition of Domestic Property “Ohtemachi PAL Building”

Mitsui & Co., Ltd. (“Mitsui”, head office: Tokyo, President and CEO: Masami Iijima) decided to acquire the land and building of “Ohtemachi PAL Building” (“the Property”) from Promise Co., Ltd. (“Promise”) jointly with Mitsui Fudosan Co., Ltd. (head office: Tokyo, President and CEO: Hiromichi Iwasa). Mitsui will acquire 50% portion of joint ownership of the Property for ¥36.0 billion, which will be leased to Promise for their headquarter use.

1.	Outline of the Property to be acquired

Name of asset	:	Ohtemachi PAL Building
Address	:	2-4, Ohtemachi 1-chome, Chiyoda-ku, Tokyo, Japan
Land area	:	2,760.39 m2
Total floor area	:	27,923.18 m2
Completion date	:	1961
Type of ownership	:	50% portion of joint ownership of the Property
Acquisition Price	:	¥ 36.0 billion

2.	Outline of Seller

(1)	Corporate name	:	Promise Co., Ltd.
(2)	Location of head office	:	2-4, Ohtemachi 1-chome, Chiyoda-ku, Tokyo, Japan
(3)	Representative	:	Ken Kubo, President and Representative Director, CEO
(4)	Capital	:	¥ 80,737 million
(5)	Business activities	:	Consumer finance

3.	Acquisition schedule

March 14, 2011    Execution of agreement for the acquisition of the Property (scheduled)

March 22, 2011    Settlement and handover (scheduled)

For further information, please contact:

Mitsui & Co., Ltd.

Investor Relations Division	Corporate Communications Division
Telephone: +81-3-3285-7910	Telephone: +81-3-3285-6645

Notice: This press release includes forward-looking statements about Mitsui. These forward-looking statements are based on the current assumptions and beliefs of Mitsui in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Mitsui’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The risks, uncertainties and other factors referred to above include, but are not limited to, those contained in Mitsui’s latest annual report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission. This press release is published in order to publicly announce specific facts stated above, and does not constitute a solicitation of investments or any similar act inside or outside of Japan, regarding the shares, bonds or other securities issued by us.